Exhibit 99.1

Country Style Cooking

Announces Extraordinary General Meeting of Shareholders

CHONGQING, March 23, 2016 -- Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”, “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on April 20, 2016 at 10 a.m. (Hong Kong time), at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of December 17, 2015 (the “Merger Agreement”), among the Company, Country Style Cooking Restaurant Chain Holding Limited (“Parent”) and Country Style Cooking Restaurant Chain Merger Company Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving company. If completed, the proposed Merger would result in the Company becoming a privately-held company and the American depositary shares (“ADSs”) of the Company (each representing four ordinary shares of the Company (“Shares”)) will no longer be listed on the New York Stock Exchange and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on April 15, 2016 will be entitled to attend and vote at the EGM. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the Shares represented by the ADSs is the close of business in New York City on March 28, 2016. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, as amended, and the proxy statement attached thereto, to be filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). In addition, these documents can be obtained, without charge, by contacting the Company as follows:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Additional information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions, and the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com